Subsidiaries of Redfin Corporation

Name of Subsidiary	Doing Business As (If Different than Legal Name)	Jurisdiction
Forward Settlement Solutions, Inc.	Title Forward	Delaware
Forward Settlement Solutions of Texas, LLC	Title Forward	Texas
RDFN Ventures, Inc.	RedfinNow	Delaware
Redfin Home Services LLC		Delaware
Redfin Mortgage, LLC		Delaware
Redfin Subsidiary Holding Corporation		Delaware
Redfin Unlimited Liability Company		British Columbia, Canada
RedfinNow Borrower LLC		Delaware
RedfinNow Pledgor LLC		Delaware
Ruby Merger Sub LLC		Delaware
Title Forward of California Inc.	Title Forward	California
Walk Score Management, LLC		Washington